UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WIX.COM LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)

M98068105
(CUSIP Number of Class of Securities)

Naama Kaenan, Adv.
General Counsel
Wix.com Ltd.
5 Yunitsman St.
Tel Aviv, 6936025 Israel
+972 (3) 545-4900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Joshua G. Kiernan, Esq. Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF, UK +44 20 7710-5820	Copies to: Benjamin J. Cohen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 +1 212 906-1200	Tuvia J. Geffen, Adv. Naschitz, Brandes, Amir & Co., Advocates 5 Tuval St. Tel Aviv, 6789717 Israel +972 (3) 623-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          third-party tender offer subject to Rule 14d-1.
☒          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐          Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Wix.com Ltd., an Israeli company (“Wix” or the “Company”), to purchase up to $1,750,000,000 in aggregate purchase price of its issued and outstanding ordinary shares, par value NIS 0.01 per share (the “Shares”), at a price not greater than $92.00 nor less than $80.00 per Share, as defined in the Offer to Purchase (defined below), to the tendering holder in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.          SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.          SUBJECT COMPANY INFORMATION.

(a)     Name and Address: The name of the subject company is Wix.com Ltd., an Israeli company. The address and telephone number of its principal executive offices are: Wix Campus, Building B, 5th Floor, 5 Yunitsman Street, Tel Aviv 6936025, Israel (telephone number: +972 (3) 545-4900). The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)     Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c)     Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON.

(a)     Name and Address: The name of the filing person is Wix.com Ltd., an Israeli company. The address and telephone number of its principal executive offices are set forth under Item 2(a) above. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.          TERMS OF THE TRANSACTION.

(a)     Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain U.S. Federal and Israeli Income Tax Considerations”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)     Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.          PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b)     Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c)     Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)     Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(c)     Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)     Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.          FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11.          ADDITIONAL INFORMATION.

(a)     Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”),  Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)     Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12.          EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Purchase, dated March 5, 2026.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated March 5, 2026.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated March 5, 2026.

(a)(1)(F)*	Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated March 5, 2026.

(a)(5)(B)*	Applicable portions of email to Wix employees regarding the Tender Offer, dated March 5, 2026.

(b)(1)
Summary of Credit Agreement Framework, dated as of March 3, 2026, by and between the Company and Hapoalim Bank Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed by the Company on March 5, 2026).

(d)(1)
Wix.com Ltd. 2013 Incentive Compensation Plan (as amended) (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed by the Company on March 5, 2026).

(d)(2)
Wix.com Ltd. 2013 Amended and Restated Employee Stock Purchase Plan (as amended) (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed by the Company on March 5, 2026).

(d)(3)	Wix.com Ltd.’s Compensation Policy - Executives (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on September 29, 2023).

(d)(4)	Wix.com Ltd.’s Compensation Policy - Directors (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on December 20, 2022).

(d)(5)	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 17, 2015).

(g)	None.

(h)	None.

107*	Filing Fee Table.

____________________
*Filed Herewith

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIX.COM LTD.

Date: March 5, 2026	By:	/s/ Naama Kaenan
	Name:	Naama Kaenan
	Title:	General Counsel